Mail Stop 4561

May 23, 2006

By U.S. Mail and facsimile to (312) 917-8049

Margaret E. Wilson
Senior Vice President Finance,
Principal Financial and Accounting Officer
Nuveen Investments, Inc.
333 West Wacker Drive
Chicago, Illinois 60606

> **Re: Nuveen Investments, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 001-11123**

Dear Ms. Wilson:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Margaret E. Wilson
Nuveen Investments, Inc.
May 23, 2006
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2005:

Consolidated Financial Statements

Consolidated Statements of Income, page 34

1.   We note that you do not separately present the costs and expenses applicable to services on your Consolidated Statements of Income. Please tell us whether and how you track costs related to each of your separately presented revenue line items. Refer to Rule 5-01 and 5-03 of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies, page 36

Investments, page 37

2.   In the second paragraph on page 38 you disclose that the presented investment information does not include information related to consolidated fund investments of $28 million. Please tell us and revise future filings to disclose how you account for and classify investments held by consolidated funds during each of the periods presented.

3.   We further note that you classify as trading and available-for-sale investments in securities which are part of products or portfolios that are not currently marketed but may be offered to investors in the future. Please tell us and revise future filings to clarify:
    •   Your basis for classifying investments in securities as trading when they are part of products or portfolios that are not currently marketed to investors, considering the guidance in paragraph 12 of SFAS 115; and
    •   How the investments in securities classified as trading differ from those that are classified as available-for-sale when they are part of products or portfolios that are not currently marketed.

Revenue Recognition, page 39

4.   We note investment advisory fees are recorded net of any sub-advisory fees paid based on the terms of those sub-advisory arrangements. Please tell us the amount of sub-advisory fees paid in each of the years presented and your basis for recording investment advisory fee revenues net, considering the guidance in EITF No. 99-19.

Goodwill, page 41

5.   In comment 22 of our letter dated December 22, 2004, we noted that goodwill
      was the third largest asset on your then current balance sheet and had requested
      expanded disclosures about your methodology for assessing goodwill impairment.
      We note that goodwill is the largest asset on your balance sheet as of December
      31, 2005. Please tell us and clarify in your next periodic filing how reporting units
      are determined, how goodwill is allocated to these reporting units, and the
      assumptions and estimates used to test goodwill for impairment.

Note 5 - Derivative Financial Instruments Related to Private Placement Debt, page 49

6.   We note that you were amortizing deferred gains and losses on derivative
      transactions, as well as debt issuance costs, related to the private placement debt
      to interest expense over the life of the debt. You further state that upon early
      repayment of the private placement debt you accelerated these deferred gains and
      losses. However we note that these amounts were recorded as Other Income/
      (Expense) as opposed to interest expense. Please clarify your accounting for these
      transactions specifying the authoritative accounting literature upon which you
      rely.

Note 10 – Santa Barbara Asset Management Acquisition, page 59

7.   We note you acquired Santa Barbara Asset Management for $50 million in cash
      and recorded $.7 million of assets, $14.4 million of intangible assets and $52.9
      million in goodwill. Please provide us the purchase price allocation and explain
      how you accounted for the acquisition of Santa Barbara Asset Management.

* * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please file your response on EDGAR. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Margaret E. Wilson
Nuveen Investments, Inc.
May 23, 2006
Page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Komar (Staff Accountant) at (202) 551-3781 or me at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Amit Pande
Assistant Chief Accountant